

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 12, 2021

Hunter Horsley
President
Bitwise 10 Crypto Index Fund
300 Brannan Street, Suite 201
San Francisco, CA 94107

   Re: Bitwise 10 Crypto Index Fund
    Amendment No. 2 to
    Registration Statement on Form 10
    August 13, 2021
    File No. 000-56270

Dear Mr. Horsley:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

Glossary, page iv

1. We note your response and revisions made to your filing as a result of comment 7. Specifically, you have revised your filing to define Portfolio Crypto Assets per share to mean NAV per share. However, based upon disclosure on page 84, NAV is calculated by summing the assets and liabilities whereas Portfolio Crypto Assets represent a portfolio of cryptocurrencies as disclosed on page 1. Since it appears that NAV and Portfolio Crypto Assets and each of the corresponding per share measures are calculated differently, please revise your filing accordingly. To the extent you continue to present Portfolio Crypto Assets per share, please revise your filing to clearly label this measure as non-GAAP and include all of the disclosures required by Regulation G and Item 10(e) of Regulation S-X.

Business
Activities of the Trust, page 5

2.   Refer to your response to comment 5. Please clarify what you mean by "liquidity provisions" on page 6, and clarify whether your reference to participation in decentralized finance protocols including governance, voting, staking assets, lending assets and liquidity provisions applies to a direct or indirect investment.

Calculation of Valuation, page 6

3.   We note your revised disclosures and response to comment 7 regarding your calculation of the NAV per share, the NAV of the Trust, and the fair valuations for each Portfolio Crypto Asset, which were based on the use of the Bitwise Crypto Asset Price. We also note disclosure on pages 10-12 of how you determine the Bitwise Crypto Asset Price, which does not result in the identification of a principal market to determine fair value pursuant to ASC 820-10-35-5 through 35-6C but rather a "blended average" used to determine fair value. Therefore, despite your conclusion that use of the principal market determination of fair value in accordance with ASC 820 compared to your use of a Bitwise Crypto Asset Price was not materially different for any period presented, we believe all measures based upon the Bitwise Crypto Asset Price should be labeled as a non-GAAP measure. Please revise all references in your filing accordingly.

Investment Strategy, page 8

4.   Refer to your response to comment 8. We note your disclosure on page 8 that you do not consider taking advantage of incidental opportunities to generate additional returns in excess of the Index that arise from the Portfolio Crypt Assets held by the Trust to be inconsistent with your disclosure that the Trust is managed as a passive investment vehicle. Please tell us why you believe that such activities, specifically decisions related to engaging in staking the Trust's digital assets, are consistent with your disclosure that the Trust is managed as a passive investment vehicle.

Index, page 9

5.   Refer to your responses to comments 9 and 26. Please tell us why you believe that you will have satisfied your Exchange Act reporting obligations in connection with notifying investors of material changes in the Index Methodology by disclosing only those changes that result in 10% or more changes to the composition of the Index that also result in a corresponding change to the Trust. For example, we note your disclosure on page 62 that "[t]he Index could be calculated now or in the future in a way that adversely affects an investment in the Trust." In addition, we note your disclosure on page 1 that halting Share subscriptions could cause the Shares to trade at a substantial premium over or a substantial discount to the value of the Trust's Portfolio Crypto Assets per Share. Please tell us why you believe that you will have satisfied your Exchange Act reporting obligations by announcing a decision to halt subscriptions on your website.

<u>Composite Price Determination, page 10</u>

6.   Refer to your response to comment 11. Please revise your disclosure in Section 3.a.iv on page 11 to clarify how you convert the crypto-to-crypto price into a U.S. dollar equivalent for a trading pair that is not denominated in Quote Crypto Assets.

<u>Eligibility of Cryptocurrencies, page 12</u>

7.   Refer to your response to comment 12. We note your risk factor that "[a] determination that any of the Portfolio Crypto Assets are a 'security' may adversely affect the value of the Portfolio Crypto Assets and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust." Please disclose whether or not the Sponsor or Committee screens digital assets for undue risk of being deemed a security and, if so, disclose your policies regarding a digital asset holding that is determined to be at risk of being deemed a security. In this regard, please also explain your revised disclosure that the Committee screens digital assets to determine whether or not a digital asset faces undue risk of "being in violation of U.S. federal securities laws."

8.   We note that Polygon, currently the 21st largest digital asset by market capitalization according to CoinMarketCap.com, appears to be the digital asset with the smallest market capitalization held by the Trust. We also note that you currently identify the coins in the top 10 by market capitalization that are not held by the Trust. Please include a table identifying all of the digital assets with larger market capitalizations than Polygon along with a brief explanation for the reason they are not included in the Index.

<u>Departures from the Index, page 16</u>

9.   Refer to your response to comment 15. Please disclose when and how you will communicate to investors if your staking activities prevent you from being able to rebalance the Trust in accordance with the rebalancing of the Index.

<u>Risks Related to Potential Conflicts of Interest, page 69</u>

10.   Refer to your response to comment 21. Please add a separate risk factor that specifically addresses the relationships between the Sponsor and the Index Provider and the associated risk of conflicts of interests related to using an Index Provider that is affiliated with the Sponsor as well as the potential conflicts related to the composition of the Bitwise Crypto Index Committee.

<u>Financial Information</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Net Realized Loss from Digital Assets, page 85</u>

11.   We note the revisions made to your filing as a result of your response to comment 23 related to the reason(s) for the realized losses related to fluctuations in the value of the Trust's Portfolio of Crypto Assets for the three months ended March 31, 2021 and 2020.

Please also revise your MD&A on page 87 to provide similar disclosures for your fiscal years ended December 31, 2020 and 2019.

<u>Management Fee, page 87</u>

12.   Refer to your response to comment 25. Please clarify what you mean by workout expenses on page 88.

<u>The Custodian and the Custodial Services Agreement</u>
<u>Description of the Trust Company Custodial Services Agreement, page 114</u>

13.   Refer to your response to comment 31. Please revise to describe the types of losses that are covered by the commercial crimes insurance program held by Coinbase Global, Inc.

<u>Report of the Independent Registered Accounting Firm, page F-19</u>

14.   We note the revisions to Note 3 Fair Value Measurements, beginning on page F-30 of your audited financial statements as a result of comment 34. Please tell us how your Independent Registered Accounting Firm considered AS 3110 in determining whether to dual date their audit report, or revise your filing accordingly.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance